Exhibit 99.1

1 Copyright © 2025 BR Partners. All rights reserved . ri @brap.com.br Address Av. Brig. Faria Lima, 3.732 – 28º andar Fone + 55 11 3704 - 1000 Website ri.brpartners.com.br E - mail ri@brpartners.com.br brpartnersoficial g ÒŦô ÒŞ \ę Ŧ Űúô 2025 BR PARTNERS EARNINGS RELEASE

Financial Highlights

Sound revenues, net income and profitability even with a restrict monetary policy on the macro

Financial Performance

CAGR
Total revenues since pre-IPO[1]
2025
19%

Total Revenue[2]
4Q25
R$131.3 mn
(-1.5% vs. 3Q25)
(-8.7% vs. 4Q24)

2025
R$531.4 mn
(-8.6% vs. 2024)

Client Revenues[3]
4Q25
R$105.8 mn
(+5.8% vs. 3Q25)
(-10.9% vs. 4Q24)

2025
R$406.4 mn
(-10.3% vs. 2024)

Client Revenues/MD
2025
R$40.6 mn
(-10.3% vs. 2024)

Net Income
4Q25
R$44.5 mn
(+5.5% vs. 3Q25)
(+5.7% vs. 4Q24)

2025
R$175.1mn
(-9.6% vs. 2024)

Net Margin
4Q25
33.9%

2025
32.9%

Efficiency Ratio[4]
4Q25
49.6%

2025
45%

Compensation Ratio[5]
4Q25
24%

2025
23.8%

Basel Ratio
Dec/25
22.6%

Awards and Ratings

MOODY'S
Rating Upgrade: AA
Perspective: Stable

THE M&A ADVISOR
Distressed M&A Deal of the Year
2025

THE M&A ADVISOR
International Dealmaker of the Year
Fabiana Balducci

1- Considers from the fiscal year ended on 12/31/2020; 2- Total revenue refers to gross revenue in period; 3 – Client Revenues considers Investment Banking revenue, revenue from debt structuring and distribution fees to clients in Capital Markets, FIP management fees and Wealth Management fees in the Wealth Management area and TS&S revenues, which are 100% client revenues, without any proprietary risk; 4–Efficiency Ratio = (Personnel + Administrative Expenses – Third-Party Services Expenses and Comissions)/ (Total Revenue + Taxes on Revenue + Other Expenses + Third-Party Services Expenses and Comissions)*-1; 5 – Compensation Ratio = (Personnel Expenses/Total Revenue)*-1

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
2

BR PARTNERS

Shareholders’ Structure & Stock Performance

Shareholders’ Structure

	# ON	%	# PN	%	# UN	%	Total Shares	%
Partnership	**153,308,127**	**76.45%**	**19,964,814**	**17.45%**	**-**	**-**	**173,272,941**	**55.01%**
Free-Float	47,238,057	23.55%	94,476,114	82.55%	47,238,057	100%	141,714,171	44.99%
Total	**200,546,184**	**100%**	**114,440,928**	**100%**	**47,238,057**	**100%**	**314,987,112**	**100%**

Performance BRB11[1]


BR PARTNERS
+89%
IBOV
+41%
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26

Liquidity Evolution - BRBI11

Average Trading Volume²

(BRL million)


0.8
0.9
2.1
4.2
4.3
3.5
4.1
5.5
4.0
3.8
4.1
5.9
6.0
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
jan-26

Comparison of Average Trading Volume²

(100 basis)


+615%
+28%
-4%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
jan-26
Total Traded
SMAL11
BRBI11

Analyst Recommendation³– BRBI11


0%
Sell
100%
Buy

1- Calculations performed based on Economatica Platform information from October 29th of 2025, considering the dividend adjusted price; 2- Source: Bloomberg data. Until January 30, 2026, SMLL considers the average trading volume of the SMAL11 ETF; 3 – Based on the consensus recommendation of 7 research coverages.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

3

BR PARTNERS

Market Evolution

M&A Industry

Volume (R$ billion) of Announced M&A Transactions in Brazil[1]


308
479
280
206
207
225
2020
2021
2022
2023
2024
2025

Source:Thomson Reuters considers conversion from US dollars to Brazilian reais based on the average P-rate for the period.

Local Interest Rates (SELIC)


6.75%
6.5%
2.0%
13.75%
10.5%
15.0%
2018
2019
2020
2021
2022
2023
2024
2025

Source: Banco Central do Brasil

Capital Markets

Volume (R$ billion) of issuannces in Brazilian capital market


CAGR: 16.9%
289
185
37
30
39
216
121
22
30
43
428
250
27
59
92
458
271
48
91
49
399
237
28
91
44
700
474
44
101
81
738
493
52
102
91
2019
2020
2021
2022
2023
2024
2025
Debentures
Credit Notes
CRI + CRA + CR
FIDC

Source: Anbima

Market Reading from BR Partners

→ ***Investment Banking:*** M&A activity showed significant signs of recovery in 4Q25, with the announcement of relevant transactions during the period, indicating a transition toward a more positive cycle in 2026. The Company has observed improved deal conversion, as well as the maturation of a sector-diversified pipeline comprising transactions of different sizes. It is important to highlight that the scale of this new cycle will be significantly influenced by the outcome of elections, the pace of interest rate cuts, and foreign capital inflows into the country. Meanwhile, the Capital Solutions business remains active, driven by the financial impacts (interest expenses, costly leverage, restricted access to funding, liquidity risk, among others) on the balance sheets of certain companies, resulting from a highly restrictive monetary policy. However, the restructuring mandates currently underway are less emblematic compared to the 2023/2024 vintage.

→ ***DCM:*** Robust activity in 4Q25, driven by year-end seasonality, with strong issuance flows, liquid markets, and solid momentum in the infrastructure segment. The progress of discussions regarding the taxation of tax-exempt and incentive-based instruments in Brazil accelerated the structuring of corporate debt projects, which also benefited from market liquidity and demand from both retail and institutional investors, allowing issuances at competitive spreads. Despite interest rates hovering around 15% throughout the year, the Brazilian capital markets once again reached record issuance levels, demonstrating resilience and depth. Against this backdrop, the Company delivered another strong year in terms of issuance volume and number of transactions, and, more importantly, strong revenue generation.
Finally, in 2026, the beginning of a new interest rate cutting cycle could serve as a catalyst for continued capital markets activity, as lower rates may unlock several private investment projects that have remained 'on hold' in recent years.

1 – Volume is considered based on transactions with the target in Brazilian companies. Data is subject to reclassification by Thomson Reuters.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
4

Key Indicators

R$ million	2025	2024	2025 x 2024	4Q25	4Q24	4Q25 x 4Q24
Financial Indicators *(R$ million or %)*						
Total Revenues	531.4	581.2	-8.6%	131.3	143.9	-8.7%
Net Income	175.1	193.7	-9.6%	44.5	42.1	5.7%
Net Margin	32.9%	33.3%	-0.4 p.p.	33.9%	29.3%	4.6 p.p.
ROAE	22.1%	23.8%	-1.7 p.p.	22.4%	20.4%	2.0 p.p.
Efficiency Ratio	45.0%	44.9%	0.1 p.p.	49.6%	52.4%	-2.7 p.p.
Compensation Ratio	23.8%	24.8%	1.0 p.p.	24.0%	24.2%	-0.3 p.p.
Operating Data *(R$ million or %)*						
Basel Ratio	22.6%	18.0%	4.6 p.p.	22.6%	18.0%	4.6 p.p.
Securities Warehousing	3,407.6	3,136.5	8.6%	3,407.6	3,136.5	8.6%
Shareholders` Equity	783.3	804.6	-2.6%	783.3	804.6	-2.6%

	Dec/25	Sep/25	Dec/24
Staff and Partnership			
# Employees	188	191	183
# Directors	15	15	8
# Managing Directors	10	10	10
# Partners	37	38	35

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

5

6 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br 113 419 100 239 0 50 100 150 200 250 300 350 400 450 2020 2021 2022 2023 2024 2025 Investment Banking Non-cyclical Total Revenue In 2025 , 76 % of Total Revenue was composed of Client Revenue . Despite the slight drop in activity during the year due to a more challenging macroeconomic scenario, the Company continues to deliver high levels of Client Revenues . Total Revenues and Client Revenues % Client Revenues Client Revenues R $ million and % Client Revenues 1 - Recurring Business Revenue considers DCM + Treasury + Wealth Management + Capital Remuneration Historical Evolution of Revenue Diversification 33.2% 19.0% 2.6% Non - cyclical Revenues Total Revenues IB Revenues CAGR pre - IPO ( 2020 - 2025 ) Revenue Growth (100 basis ) (100 basis ) +319% +139% +13% 2024 2025 453.2 406.4 78% 76% 82% 78% 73% 75% 81% 4Q24 1Q25 2Q25 3Q25 4Q25 118.7 99.1 101.6 100.0 105.8

9M25 Managerial Income Statement

Managerial Income Statement

R$ million	2025	2024	2025 x 2024
Total Revenue	**531.4**	**581.2**	**-8.6%**
Client Revenues	**406.4**	**453.2**	**-10.3%**
Investment Banking[1] *(fees) + CM (fees)*	304.0	352.8	-13.8%
Treasury Sales & Structuring (capital)	86.7	88.3	-1.9%
Wealth Management *(fees)*	15.8	12.0	31.4%
Capital Revenues *(capital)*	**124.9**	**128.1**	**-2.4%**
Expenses	**(298.7)**	**(341.8)**	**-12.6%**
Personnel Expenses	(126.5)	(143.9)	-12.1%
Administrative Expenses	(119.0)	(136.7)	-12.9%
Taxes Expenses[2]	(41.4)	(45.1)	-8.1%
Other Expenses[3]	(11.8)	(16.2)	-27.0%
Operating Income	**232.7**	**239.4**	**-2.8%**
IR & CSLL	(57.6)	(45.8)	25.8%
Net Income	**175.1**	**193.7**	**-9.6%**

2025 x 2024

The variation in Net Income compared to 2024 is mainly explained by:

⟶ The reduction in Client Revenues, particularly in the Investment Banking and Capital Markets (CM) segments, driven by lower M&A and Capital Solutions activity compared to 2024;

⟶ The reduction in Expenses, primarily in Personnel Expenses, reflecting the weaker Investment Banking performance, as well as a reduction in Administrative Expenses due to lower referral fee costs.

1- Includes Investment Banking revenues and Capital Market fees; 2 - Considers PIS, COFINS and ISS from Business Unit revenues; 3 - Considers other expenses and (Loss)/reversal due to impairment.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

7

BR Partners

Quarterly Managerial Income Statement

Managerial Income Statement

R$ million	4Q25	3Q25	4Q24	4Q25 x 3Q25	4Q25 x 4Q24
Total Revenue	**131.3**	**133.3**	**143.9**	**-1.5%**	**-8.7%**
Client Revenues	**105.8**	**100.0**	**118.7**	**5.8%**	**-10.9%**
Investment Banking (fees) + CM (fees)	*84.4*	*67.2*	*84.5*	25.7%	-0.0%
Treasury Sales & Structuring (capital)	*16.8*	*28.7*	*30.8*	-41.4%	-45.4%
Wealth Management (fees)	*4.5*	*4.0*	*3.4*	11.2%	32.0%
Capital Revenues (capital)	**25.5**	**33.3**	**25.2**	**-23.3%**	**1.3%**
Expenses	**(81.1)**	**(68.9)**	**(97.2)**	**17.7%**	**-16.6%**
Personnel Expenses	*(31.5)*	*(26.2)*	*(34.8)*	19.8%	-9.7%
Adminstrative Expenses	*(39.9)*	*(31.4)*	*(37.9)*	27.1%	5.3%
Taxes Expenses	*(9.6)*	*(10.2)*	*(9.2)*	-6.0%	4.9%
Other Expenses	*(0.2)*	*(1.1)*	*(15.3)*	-85.1%	-99.0%
Operating Income	**50.2**	**64.4**	**46.6**	**-22.0%**	**7.6%**
IR & CSLL	*(5.6)*	*(22.1)*	*(4.5)*	-74.5%	24.8%
Net Income	**44.5**	**42.2**	**42.1**	**5.5%**	**5.7%**

4Q25 x 3Q25

The variation in Net Income compared to the previous quarter is explained by:

⟶ The increase in Client Revenue, with strong performance in Investment Banking + CM, which showed improved M&A activity during the quarter, in addition to the continued strength of Capital Markets activity;

⟶ The increase in Expenses, mainly Personnel Expenses, which reflected the improved performance of the Investment Banking business, as well as higher Administrative Expenses, explained by increased commission expenses.

4Q25 x 4Q24

The variation in Net Income compared to the previous year is explained by:

⟶ The reduction in Total Revenues, specifically in the Treasury Sales & Restructuring line, explained by a more challenging competitive environment during the quarter;

⟶ The reduction in Expenses, mainly in Other Expenses, reflecting the non-recurring provision recorded in 4Q24, in addition to lower Personnel Expenses, which reflect more subdued activity compared to 4Q24.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
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9 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Business Units | Investment Banking + Capital Markets #Deals by Sector and Type of Advisory ( jan /2025 - dec /2025) Investment Banking Main Deals 2025 Investment Banking + CM reached a revenue of R $ 304 . 0 million in 2025 , a reduction of 13 . 8 % compared to 2024 , due to the reduction in M&A and Capital Solutions activity during the period . Despite that, the company continued to identify good debt issuance opportunities in Capital Markets . The Company reinforces that, despite being an important indicator for measuring market activity, the volume of announced transactions is subject to periodic fluctuations, according to the pace of renewal of the business portfolio and is not entirely related to the generation or prospect of revenue, which depends, among other factors, on the type/complexity of the advice provided, as well as the approval of regulatory agencies . 1 - Volume considering all Investment Banking services (M&A, Strategic Capital Markets & Pre - IPO, Privatizations, Special Situati ons & Restructuring Advisory, Board Services, Shareholder Advisory) whose values were disclosed. 2025 X 2024 2024 2025 R$ million - 13.8% 352.8 304.0 Revenue - 1.8% 15,950 15,664 Volume Investment Banking 1 - 6.7% 10,509 9,806 Volume Capital Markets N.D M&A Telecom N.D M&A Infrastructure N.D M&A Infrastructure R$ 800 mn M&A FIGs R$ 1 bn Strategic Capital Markets R$ 580 mn Capital Solutions R$ 300 mn Capital Solutions N.D M&A Telecom Transações 2025 15% Retail 23% Financial Services 31% Telecom 22% Board Services 56% M&A 31% Others 22% Capital Solutions N.D M&A Education FIC 4Q25 4Q25 4Q25 4Q25 4Q25 4Q25 4Q25 4Q25

Business Units | *Investment Banking* + Capital Markets (cont.)

Capital Markets

Evolution of DCM Volume

(R$ million)



-7%
10,509
9,806
#57
#39
2024
2025
-31%
+72%
4,396
3,906¹
1,120
1,759
3,020
#21
#10
#06
#08
#15
4Q24
1Q25
2Q25
3Q25
4Q25
Issuance Volume
Number of Issuances

Number of Issuances Evolution and Average Ticket



Average Volume per Issuance
R$ 184 million
Average Volume per Issuance ¹
R$ 251 million
57
39
2024
2025

1 - Considers the company's underwriting in the issuance of a syndicated debenture of R$3 billion

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

10

BR Partners

Business Units (cont.)

Treasury Sales & Structuring

Treasury Sales & Structuring revenue remained broadly stable, with a 1.9% decline during the period, totaling R$86.7 million. This performance was supported by the continued development of commodities products, the acquisition of new clients, and strong activity in the primary fixed income issuance market throughout the year, despite a more challenging competitive environment.

R$ million	2025	2024	2025 X 2024
Revenue	**86.7**	**88.3**	**-1.9%**
Traded Volume (Derivatives + *FX*) (R$ bn)	37.7	74.4	-49.3%

Wealth Management

Wealth Management revenue reached R$15.8 million in 2025, representing a 31.4% increase compared to the same period in 2024.
Regarding Wealth Management assets, total Wealth under Advisory (WuA) reached R$5.9 billion, representing 15% growth compared to December 2024 and Net New Money of R$758 million.

R$ million	2025	2024	2025 X 2024
Revenue	**15.8**	**12.0**	**31.4%**
Wealth under Advisory	**5,926.5**	**5,168.9**	**14.7%**

Wealth under Advisory
(R$ million)



+15%
5,169
5,534
5,455[1]
5,935
5,927
NNM +R$758 mn
dec-24
mar-25
jun-25
sep-25
dec-25

1 - The reduction in the quarter was impacted by the depreciation of the dollar by R$122.5 million

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 BRBI11 B3 LISTED N2 BRBI Nasdaq Listed 11

Capital & *Funding*

Securities Warehousing and Banking Leverage[1]

(R$ million)


3.8x
3.5x
2.9x
3.4x
3.3x
3,136
3,404
3,083
3,582
3,408
dec-24
mar-25
jun-25
sep-25
dec-25
Securities Warehousing TVM2
Leverage (x)

Basel Ratio

R$ million	**dec/25**	**sep/25**	**dec/24**
Ref Equity	1,296.7	1,335.8	1,077.5
Level I	**1,022.2**	**1,067.7**	**833.6**
Core Capital	586.1	698.5	613.5
Additional Capital[3]	436.2	369.1	220.0
Level II	274.5	268.1	243.9
RWA	5,741.7	6,560.8	5,992.2
Basel Ratio	**22.6%**	**20.4%**	**18.0%**

Basel Breakdown


18.0%
4.1%
3.7%
10.2%
20.1%3
4.2%
5.9%
10.1%
21.4%
4.2%
6.0%
11.2%
20.4%
4.1%
5.6%
10.6%
22.6%
4.8%
7.6%
10.2%
Level 1: 17.8%
dec-24
mar-25
jun-25
sep-25
dec-25
Core Capital
Additional Capital
Level II

1 – Leverage = Portfolio of Private Securities and Bridge Loans/ Level I Capital (Core Capital + Additional Capital) ; 2 – Private Securities and Bridge Loans considers MBS, ABS, Credit and Creditory Notes, Debentures, Commercial Note and Rural Product Note, adjusted to provision and MTM. 3 – Proforma considering the issuance of the last tranche of R$34.5 million of Perpetual Financial Letters settled on 04/02/25.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
12

13 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Funding Evolution & Average Duration 805 796 807 810 783 1 220 354 367 369 436 1,025 1,150 1,174 1,179 1,219 Additional Capital (AT1) Shareholders` Equity dec - 24 mar - 25 jun - 25 sep - 25 dec - 25 Capital & Funding (cont.) ( 09 . 30 . 2025 ) (R$ million ) Capital Evolution The average duration of funding at the end of December 2025 was 750 days . Funding Evolution (R $ million ) Funding Maturity by Term 1 - The reduction was due to the payment of extraordinary dividends during the quarter and the BR Partners Banco total equity at 12/31/2025 was R$590,8 million ; 2 - 11.7% of daily liquidity refers to the Holding BR Partners’ own resources invested in CDBs Ratings Average Term 1 ( Calendar Days ) 49% Above 1 year 9% Liquidity 1 24% 6 months to 1 year 10% 3 to 6 months 7% Until 3 months BR Partners Bank Rating : AA ( bra ) Perspective: Stable BR Partners Bank Rating : AA ( bra ) Perspective: Stable BR Partners Bank Rating : AA ( bra ) Perspective: Stable 704 772 769 736 750 Volume dec - 24 mar - 25 jun - 25 sep - 25 dec - 25 4,501 4,823 4,757 5,187 5,403

Performance Indicators

Efficiency Ratio and Compensation(%)

The Efficiency Ratio reached 45% for the year, remaining stable compared to 2024, reflecting the Company's cost discipline during periods of revenue contraction.

The Compensation Ratio reached 23.8%, a lower level compared to 2024 and in line with the Company's compensation policy.



44.9%
45.0%
24.8%
23.8%
2024
2025
Efficiency Ratio
Compensation Ratio

Net Income and Net Margin

(R$ million or %)

Despite a very challenging macroeconomic environment, BR Partners reported net income of R$175.1 million, a lower level compared to 2024, yet still healthy.

Net margin remained at a solid level of 32.9%.



33.3%
32.9%
193.7
175.1
2024
2025
Net Margin
Net Income

ROE (%)

ROE remained above 20% despite a restrictive environment, reaching 22.1% for the year and generating added value (alpha) of 7.7 p.p. relative to the average Selic rate for the period.



23.8%
22.1%
+12.9 p.p.
+7.7 p.p.
14.4%
10.9%
2024
2025
ROAE
Average SELIC

Client Revenues / MD

(R$ million)

Revenue per MD reached R$41.9 million in 2025, maintaining efficiency and revenue generation with clients.



10
10
45.3
40.6
2024
2025
Revenue per MD
#MDs

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed 14

15 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Accounting Income Statement 2024 2025 Accounting Income Statement (R$ thousands ) 581,218 531,380 Total Revenue 216,396 211,576 Net Income from Interest and Gains / Losses with Financial Instruments 364,822 319,804 Total Revenue from Services (341,789) (298,729) Operational Expenses (143,901) (126,527) Personnel Expenses (136,658) (118,974) Administrative Expenses (45,052) (41,410) Tax Expenses (14,355) (13,124) Loss from Impairment (1,823) 1,306 Other Expenses 239,429 232,651 Income befores Taxes on Profit and Equity Income (45,760) (57,578) Income Taxes 193,669 175,073 Net Income 33% 33% Net Margin

16 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Balance Sheet (R$ mil) 12.31.2024 12.31.2025 Assets 575,235 137,792 Cash and Cash Equivalents 9,273,217 11,712,650 Financial Assets at Fair Value through Profit or Loss 8,684,734 11,369,995 Government Bonds 405,612 174,349 Private Securities 182,871 168,306 Investment Funds Quotas 2,379,657 3,308,755 Financial Assets at Fair Value Through other Results 1,063,568 1,385,470 Private Securities 1,316,089 1,923,285 Investment Funds Quotas 1,071,190 1,023,349 Derivative Financial Instruments 1,576,438 1,124,190 Financial Assets at Amortized Costs 346,523 184,958 Loans Operantios 1,229,915 939,232 Other Financial Assets at Amortized cost 27,260 26,874 Other Assets 95,639 92,425 Deferred Tax Assets - - Fixed Assets 42,329 44,265 Intangible Assets 15,522 12,283 Total do Ativo 15,056,487 17,482,583 Liabilities and Shareholders' Equity 0 33,222 Financial Liabilities at Fair Value Through Profit or Loss 13,664,510 16,062,202 Financial Liabilities at Amortized Cost 8,056,208 9,938,917 Funds from Financial Institutions 2,627,471 1,637,964 Clients funds 1,841,558 3,703,658 Funds from Bond Inssuances 1,139,273 781,663 Other Financial Instruments 317,315 344,451 Derivative Financial Instruments 16,022 11,243 Suppliers 77,231 42,691 Amounts Payable 12,806 19,998 Taxes Payables 15,914 9,382 Current Tax Liabilities 148,099 176,096 Diferred Tax Liabilities 14,251,897 16,699,285 Total Liabilities 674,940 674,940 Capital - 30,193 - 30,193 Capital Reserves 169,245 149,025 Profit Reserves - 9,402 - 10,474 Other Comprehensive Results 0 0 Retained Results 804,590 783,298 Total Shareholders' equity 15,056,487 17,482,583 Total Liabilities and Shareholders' equity Balance Sheet

17 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br This material was prepared by BR Advisory Partners Participações S . A . (“BRAP”) for exclusive use in its periodic results disclosure . This material should not be considered under any aspect or assessment as a complete document and should be analyzed in conjunction with the financial statements for the period to which it refers . This material was prepared for purely informative purposes only and should not be understood as a request or an offer to buy or sell any securities or financial instruments of BRAP and/or any company in its economic group . The content of this material should not be considered any form of legal, tax, accounting, investment or any other type of advice or recommendation . This material is not intended to be comprehensive, complete or exhaustive about BRAP and/or any other company in its economic group, nor does it contain all the information that shareholders, investors, counterparties of BRAP and/or any company in its economic group, and/or even any third parties may require . No investment, disposal or other financial decisions or actions should be made solely based on the information contained in this material, and each recipient of this material should seek the advice and guidance they deem necessary to make any decision .